Ralcorp Holdings, Inc.

800 Market Street, Suite 2900

St. Louis, Missouri 63101

June 25, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Anne Nguyen Parker, Branch Chief

Re:	Ralcorp Holdings, Inc.

Registration Statement on Form S-4

Registration No. 333-150222

Ladies and Gentlemen:

On behalf of Ralcorp Holdings, Inc. (the “Company”), the undersigned respectfully requests acceleration of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) to 3:00 p.m. on June 25, 2008, or as soon thereafter as possible, so that the same shall become effective at the same time as the Registration Statement on Form S-4/S-1 (No. 333-150212) filed by Cable Holdco, Inc.

In connection herewith, the Company hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ralcorp Holdings, Inc.

/s/ Charles G. Huber, Jr.
Mr. Charles G. Huber, Jr.
Corporate Vice President,
General Counsel and Secretary

cc:	Mr. William F. Seabaugh

Mr. R. Randall Wang

Ms. Melissa Duru